Exhibit 99.1

Nuvini introduces new executive compensation program tied to growth metrics

SÃO PAULO - Nuvini Group Limited (NASDAQ:NVNI), a technology conglomerate focused on Latin American SaaS companies with impressive gross profit margins of 63%, announced Monday the implementation of a new executive compensation program designed to align leadership performance with long-term growth objectives. According to InvestingPro data, the company’s stock has shown strong momentum over the past three months despite current market challenges.

The program links executive rewards to key performance metrics including Return on Invested Capital (ROIC) and Net Revenue Organic Growth (NROG). For near-target performance, approximately 5% of the company’s $31.25 million in annual revenue will be allocated to executive bonuses. This initiative comes as the company aims to improve its financial performance, with current EBITDA standing at $7.18 million.

A central element of the program requires executives to invest at least 75% of their after-tax bonuses into company shares and hold them for a minimum five-year lock-up period. This mandatory share investment policy aims to reinforce ownership culture and discourage short-term risk-taking.

“This proven compensation framework marks a pivotal step in aligning executive performance with the long-term success of our Latin American SaaS businesses,” said Pierre Schurmann, CEO of Nuvini, in the press release statement.

Nuvini, headquartered in São Paulo, focuses on acquiring profitable B2B SaaS companies with strong recurring revenue and cash flow generation. The company describes itself as Latin America’s leading private serial acquirer in this sector.

The compensation structure is modeled after industry benchmarks from high-performing software acquirers, according to the company’s announcement.

In other recent news, Nuvini Group Limited has launched the NuviniAI Lab to enhance the efficiency of its portfolio companies through artificial intelligence. This initiative aims to integrate AI solutions across various business functions such as sales, marketing, finance, HR, legal, and customer service. The company announced this development in a press release, highlighting its commitment to embracing technology to improve operations. Additionally, Nuvini Group Ltd has filed a report with the U.S. Securities and Exchange Commission under Form 6-K, fulfilling its regulatory requirements. This filing includes a letter to shareholders and confirms that the company will continue to file annual reports under Form 20-F, which provides detailed financial information. These developments reflect Nuvini’s ongoing efforts to maintain transparency with its investors and leverage AI for operational improvements.